Filed by Sears, Roebuck and Co.

Pursuant to Rule 425 under the Securities
Act of 1933 and deemed filed pursuant to
Rule 14a-12 of the Securities Exchange Act
of 1934

Subject Company:
Sears Holdings Corporation
(Registration No. 333-120954)

     This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving Kmart Holding Corporation and Sears, Roebuck and Co., including cost and revenue synergies of the proposed transaction, expected accretion to earnings, future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Kmart’s and Sears’ management and are subject to significant risks and uncertainties. Actual results, performance or achievements may be materially different from those expressed or implied in such forward-looking statements.

     The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Kmart and Sears stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; failure to quickly realize cost-savings from the transaction as a result of technical, logistical, competitive and other factors; disruption from the transaction making it more difficult to maintain relationships with clients, employees or suppliers; competitive conditions in retail and related services industries; changes in consumer confidence, tastes, preferences and spending; the availability and level of consumer debt; the successful execution of, and customer response to, strategic initiatives, including the Full-line Store strategy and the conversion and integration of the Kmart stores and other new store locations; the pace of growth in store locations, which may be higher or lower than anticipated; the possibility that new business and strategic options for one or more business segments will be identified, potentially including selective acquisitions, dispositions, restructurings, joint ventures and partnerships; trade restrictions, tariffs, and other factors potentially affecting the ability to find qualified vendors and access products in an efficient manner; the ability to successfully implement initiatives to improve inventory management capabilities; the outcome of pending legal proceedings; anticipated cash flow; social and political conditions such as war, political unrest and terrorism or natural disasters; the possibility of negative investment returns in any pension plans; changes in interest rates; volatility in financial markets; changes in debt ratings, credit spreads and cost of funds; the possibility of interruptions in systematically accessing the public debt markets; general economic conditions and normal business uncertainty; and the impact of seasonable buying patterns, which are difficult to forecast with certainty. These forward-looking statements speak only as of the time first made, and no undertaking has been made to update or revise them as more information becomes available. Additional factors that could cause Kmart’s and Sears’ results to differ materially from those de-

scribed in the forward-looking statements can be found in the 2003 Annual Reports on Forms 10-K of Kmart and Sears filed with the SEC and available at the SEC’s Internet site (http://www.sec.gov).

     Stockholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Kmart and Sears, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Kmart Holding Corporation, 3100 West Big Beaver Road, Troy, Michigan, 48084, Attention: Office of the Secretary, or to Sears, Roebuck and Co., 3333 Beverly Road, Hoffman Estates, Illinois, 60179, Attention: Office of the Secretary.

     The respective directors and executive officers of Kmart and Sears and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Kmart’s directors and executive officers is available in its proxy statement filed with the SEC by Kmart on April 8, 2004, and information regarding Sears’ directors and executive officers is available in its proxy statement filed with the SEC by Sears on March 22, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

* * *

KMART MEDIA RELATIONS:
(248)-463-1021

SEARS MEDIA CONTACT:
Edgar P. McDougal
(847) 286-9669

FOR IMMEDIATE RELEASE:
January 28, 2005

KMART, SEARS: HART-SCOTT-RODINO CLEARANCE

     TROY, Mich., and HOFFMAN ESTATES, Ill. — Kmart and Sears announced today that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act expired as of 11:59 p.m. Eastern Time on January 27, 2005.

     The merger, which is expected to close in early March 2005, is subject to approval by Kmart and Sears shareholders, other regulatory approvals and the satisfaction or waiver of customary closing conditions.

About Sears Holdings Corporation
Created to facilitate the merger of Kmart and Sears, Roebuck announced on Nov. 17, 2004, and subject to the receipt of shareholder and regulatory approvals and the satisfaction or waiver of other conditions, upon close of the merger, Sears Holdings Corporation is expected to be the nation’s third largest broadline retailer, with approximately $55 billion in annual revenues, 2,350 full-line and off-mall stores and 1,100 specialty retail stores in the United States. Sears Holdings is expected to be the leading home appliance retailer as well as a leader in tools, lawn and garden, home electronics and automotive repair and maintenance. Key proprietary brands are expected to include Kenmore, Craftsman and DieHard, and a broad apparel offering, including such well-known labels as Lands’ End, Jaclyn Smith and Joe Boxer, as well as the Apostrophe and Covington brands. It is also expected to have Martha Stewart Everyday products, which are now offered exclusively in the U.S. by Kmart and in Canada by Sears Canada.

About Kmart Holding Corporation
Kmart Holding Corporation and its subsidiaries (together, “Kmart”) is a mass merchandising company that offers customers quality products through a portfolio of exclusive brands that include Thalia Sodi, Jaclyn Smith, Joe Boxer, Martha Stewart Everyday and Route 66. For more information visit Kmart’s website at www.kmart.com.

About Sears, Roebuck and Co.
Sears, Roebuck and Co. is a leading broadline retailer providing merchandise and related services. With revenues in 2004 of $36.1 billion, Sears, Roebuck offers its wide range of home merchandise, apparel and automotive products and services through more than 2,300 Sears-branded and affiliated stores in the U.S. and Canada, which includes approximately 870 full-line and 1,100 specialty stores in the U.S. Sears, Roebuck also offers a variety of merchandise and services through sears.com, landsend.com, and specialty catalogs. Sears, Roebuck is the only retailer where consumers can find each of the Kenmore, Craftsman, DieHard and Lands’ End brands together — among the most trusted and preferred brands in the U.S. The company is the largest provider of home services, with more than 14 million service calls made annually. For more information, visit the Sears, Roebuck website at www.sears.com.

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Sears Holdings Corporation has filed a Registration Statement on Form S-4 with the SEC (Registration No. 333-120954) containing a preliminary joint proxy statement-prospectus regarding the proposed transaction involving Kmart Holding Corporation and Sears, Roebuck and Co. Investors are urged to read the definitive joint proxy statement-prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the definitive joint proxy statement-prospectus, as well as other filings containing information about Sears Holdings Corporation, Kmart Holding Corporation and Sears, Roebuck and Co., without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive joint proxy statement-prospectus and the SEC filings that will be incorporated by reference in the definitive joint proxy statement-prospectus can also be obtained, without charge, by directing a request to Kmart Holding Corporation, 3100 West Big Beaver Road, Troy, Michigan, 48084, Attention: Office of the Secretary, or to Sears, Roebuck and Co., 3333 Beverly Road, Hoffman Estates, Illinois, 60179, Attention: Office of the Secretary. Information regarding Sears Holdings’ proposed directors and executive officers, Kmart’s and Sears, Roebuck’s directors and executive officers and other participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is available in the preliminary joint proxy statement-prospectus contained in the above-referenced Registration Statement on Form S-4.

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This document contains forward-looking statements that are subject to risks and uncertainties that may cause actual results to differ materially from expected results. Risks and uncertainties include the business combination involving Sears Holdings, Kmart and Sears, Roebuck not closing; failure to quickly realize cost-savings from the transaction as a result of technical, logistical, competitive and other factors; competitive conditions in retail and related services industries; changes in consumer confidence, tastes, preferences and spending; the availability of consumer debt; anticipated cash flow and the ability of Sears Holdings to maintain sufficient operating cash flow and liquidity; the successful execution of, and customer response to, our strategic initiatives, including the full-line store strategy and the conversion and integration of the Kmart stores and other new store locations; the pace of growth in our store locations, which may be higher or lower than anticipated; the possibility that new business and strategic options for one or more business segments will be identified, potentially including selective acquisitions, dispositions, restructurings, joint ventures and partnerships; trade restrictions, tariffs, and other factors potentially affecting the ability to do business with qualified vendors and access products in an efficient manner; the ability to successfully implement initiatives to improve inventory management capabilities; changes in interest rates; the outcome of pending legal proceedings and bankruptcy claims; social and political conditions such as war, political unrest and terrorism or natural disasters; the possibility of negative investment returns in pension plans; volatility in financial markets; changes in debt ratings, credit spreads and cost of funds; the possibility of interruptions in systematically accessing the public debt markets; the impact of seasonal buying patterns which are difficult to forecast with certainty; and general economic conditions and normal business uncertainty. We intend the forward-looking statements to speak only as of the time first made and we do not undertake to update or revise them as more information becomes available.